[Morrison & Foerster LLP Letterhead]

September 6, 2005

Via EDGAR and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Room 4561
Washington, D.C. 20549

Attention:	Adam Halper Facsimile: (202) 772-9210

Re:	MTI Technology Corporation. Preliminary Proxy Statement Filed August 26, 2005 File No. 000-23418
Ladies and Gentlemen:
On behalf of our client, MTI Technology Corporation (the “Company”), attached are copies of communications I submitted to the Staff on August 30, 2005 and August 31, 2005, respectively, in response to oral comments of the Staff regarding the above-referenced filing (the “Proxy Statement”), which were conveyed by Adam Halper of the Staff to Tamara P. Tate of our firm on August 30, 2005.
Per my conversations with Mr. Halper, and consistent with the attached communications, the Company has: (i) incorporated by reference into the definitive version of the Proxy Statement, which was filed today, its Annual Report on Form 10-K (which was filed on July 18, 2005); and (ii) deleted references in Proposal 1 of the Proxy Statement to certain other documents being incorporated by reference to a previously-filed Form 8-K (the Company has instead included each of those documents in an appendix to the Proxy Statement).

September 6, 2005
Page Two
If you would like to discuss this or any other matter with respect to the Company, please contact the undersigned at the number listed above or Ms. Tate at (949) 251-7148.

Very truly yours,
/s/ John T. Mitchell

John T. Mitchell

Enclosures

cc:	Thomas P. Raimondi (w/o enclosures) Tamara P. Tate, Esq. (w/o enclosures)

[Morrison & Foerster LLP Letterhead]

To:

Name:	Facsimile:	Telephone:
Adam Halper Division of Corporation Finance U.S. Securities and Exchange Commission	(202)772-9210	(202) 551-3482

Morrison & Foerster Office:
Tamara Tate, Orange County

From: John T. Mitchell	Date: August 30, 2005

Number of pages with cover page:	3	Originals Will Not Follow

Preparer of this slip has confirmed that facsimile number given is correct: 8880/jtm6
CAUTION — CONFIDENTIAL
This facsimile contains confidential information that may also be privileged. Unless you are the addressee (or authorized to receive for the addressee), you may not copy, use, or distribute it. If you have received it in error, please advise Morrison & Foerster LLP immediately by telephone or facsimile and return it promptly by mail.
Comments:

Adam – Thanks for taking a look at this. Please let me know if this does not resolve your concerns regarding the MTI Technology Corporation preliminary proxy statement that was filed with the SEC on August 26, 2005. If it does, we’ll revise the proxy statement as you discussed with Tamara Tate earlier today. Feel free to call me at (949) 251-7527 if you would like to discuss.

[To be inserted immediately prior to the signature block on page 38 of the preliminary proxy statement of MTI Technology Corporation that was filed with the SEC on August 26, 2005.]
Rider 38A
ADDITIONAL INFORMATION
     We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s public reference rooms. You can request copies of these documents by writing to the SEC and paying a fee for the copying costs. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC’s website at www.sec.gov and in the Investor Relations section of our website at www.mti.com/co/ir.asp.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. We are incorporating our Annual Report on Form 10-K for the year ended April 2, 2005, which was filed with the SEC on July 18, 2005, as amended by our Form 10-K/A, filed on August 1, 2005, into this proxy statement by reference. The information incorporated by reference into this proxy statement is an important part of this proxy statement.
     A copy of our 2005 Annual Report on Form 10-K, as amended, has been mailed with this proxy statement. Copies are also available free of charge at our website and the SEC’s website, as noted above under “Additional Information,” as well as upon request to our Investor Relations department, at MTI Technology Corporation, 14661 Franklin Avenue, Tustin, California 92780, (714) 481-7800.

[Morrison & Foerster LLP Letterhead]

To:

Name:	Facsimile:	Telephone:
Adam Halper Division of Corporation Finance U.S. Securities and Exchange Commission	(202)772-9210	(202) 551-3482

Morrison & Foerster Office:
Tamara Tate, Orange County

From: John T. Mitchell	Date: August 31, 2005

Number of pages with cover page:	3	Originals Will Not Follow

Preparer of this slip has confirmed that facsimile number given is correct: 8880/jtm6
CAUTION — CONFIDENTIAL
This facsimile contains confidential information that may also be privileged. Unless you are the addressee (or authorized to receive for the addressee), you may not copy, use, or distribute it. If you have received it in error, please advise Morrison & Foerster LLP immediately by telephone or facsimile and return it promptly by mail.
Comments:

Adam – Thanks for looking at this revised language. Please let me know if this suffices. If it does, I’ll proceed with preparing the EDGAR correspondence and the definitive proxy statement as we discussed. Feel free to call me at (949) 251-7527 if you would like to discuss.

[To be inserted immediately prior to the signature block on page 38 of the preliminary proxy statement of MTI Technology Corporation that was filed with the SEC on August 26, 2005.]
Rider 38A
ADDITIONAL INFORMATION
     We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s public reference rooms. You can request copies of these documents by writing to the SEC and paying a fee for the copying costs. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC’s website at www.sec.gov and in the Investor Relations section of our website at www.mti.com/co/ir.asp.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference into this proxy statement is an important part of this proxy statement. Specifically, we are incorporating the following documents by reference into this proxy statement:
•	our Annual Report on Form 10-K for the year ended April 2, 2005, which was filed with the SEC on July 18, 2005, as amended by our Form 10-K/A, filed on August 1, 2005; and

•	the Securities Purchase Agreement (including the forms of Warrants and Amended and Restated Investor Rights Agreement, which are exhibits to and included with the Securities Purchase Agreement), which has been filed as Exhibit 10.1 to our Current Report on Form 8-K that was filed with the SEC on August 22, 2005.
     A copy of our 2005 Annual Report on Form 10-K, as amended, has been mailed with this proxy statement. We will provide, free of charge, to each person to whom a proxy statement is delivered, a copy of any and all of the information that has been incorporated into this proxy statement by reference, upon written or oral request (and by first class mail or other equally prompt means within one business day of receiving the request) to our Investor Relations department, at MTI Technology Corporation, 14661 Franklin Avenue, Tustin, California 92780, (714) 481-7800. Copies of those documents are also available free of charge at our website and the SEC’s website, as noted above under “Additional Information.”